Eurasian Minerals Inc. NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES NOR FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

NEWS RELEASE

Eurasian Completes Final Tranche of $17.5 Million Private Placement

Vancouver, British Columbia, November 15, 2010 (TSX Venture: EMX) – Eurasian Minerals Inc. is pleased to announce the completion of the final tranche of a C$17.5 million private placement by the sale of 800,000 units at C$2.50 per unit, for proceeds of C$2 million. The units were issued to the IFC, a member of the World Bank Group. Each unit consisted of one common share and one transferable share purchase warrant. The shares, including the shares issuable on exercise of warrants, will be subject to restrictions on transfer until March 13, 2011.

For further information contact:

David M. Cole	Kim C. Casswell
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: kcasswell@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Suite 300 – 570 Granville Street, Vancouver, British Columbia V6C 3P1 , Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com